Exhibit 99.3

Raytech Holding Reports Financial Results for Six Months Ended September 30, 2024

Hong Kong, January 10, 2025 (GLOBE NEWSWIRE) -- Raytech Holding Limited (the “Company” or “RAY”), a Hong Kong-headquartered company specializing in design, sourcing and wholesale of personal care electrical appliances for international brand owners, today announced its financial results for the six months ended September 30, 2024.

CHING Tim Hoi, CEO and Chairman of the Company, commented, “The Company achieved a notable 31.0% increase in revenue for the six months ended September 30, 2024, reaching HKD 43.2 million (US$ 5.6 million), up from HKD 33.0 million in the prior year. This growth was driven primarily by strong sales in our trimmer series within the personal care products segment, reflecting our success in attracting new customers.”

“However, operating expenses rose sharply, with merchandise costs increasing by 40.3% to HKD 34.1 million (US$ 4.4 million) and selling, general, and administrative expenses climbing to HKD 5.2 million (US$ 0.7 million). Consequently, income from operations decreased by 43.7% to HKD 3.9 million (US$ 0.5 million), and net income fell by 27.5% to HKD 4.7 million (US$ 0.6 million).”

“Looking ahead, we remain committed to optimize our cost structure while continuing to drive sales growth. We are focused on enhancing our product offerings and expanding our customer base to improve profitability and strengthen our market position in the coming periods.”

Selected 2024 Interim Financial Metrics

	Six Months Ended September 30,		Changes in
(HKD in millions, except per share data, differences due to rounding.)	2024	2023	Percentage
Revenue	43.2	33.0	31.0%
Total operating expenses	39.3	26.1	50.9%
Income from operations	3.9	7.0	(43.7)%
Income from operations %	9.1%	21.1%
Total other income, net	1.0	0.6	71.4%
Income before income taxes	4.9	7.6	(34.6)%
Net income	4.7	6.4	(27.5)%

•	Revenue increased by 31.0% to HKD43.2 million for the six months ended September 30, 2024, compared with HKD33.0 million during the same period in 2023.

•	Total operating expenses were HKD39.3 million for the six months ended September 30, 2024, increasing from HKD26.1 million during the same period in 2023.

•	Net income decreased to HKD4.7 million for the six months ended September 30, 2024, from HKD6.4 million during the same period in 2023.

Revenue

Revenue increased by 31.0% to HKD43.2 million (US$5.6 million) for the six months ended September 30, 2024 from HKD33.0 million for the six months ended September 30, 2023. The increase was principally driven by an increase in sales in our trimmer series within our personal care products, which are mostly driven by engaging new customers.

The following table shows segregated revenue by sales of major products and sales of tooling for the six months ended September 30, 2024 and 2023.

HKD in millions, differences due to rounding.)	Six Months Ended September 30,
Sales of products	2024	2023
Hair styling series	19.1	20.1
Trimmer series	20.9	4.5
Eyelash curler	0.2	0.2
Nail care series	0.9	0.5
Other personal care appliances	1.0	0.7

Sales of tooling	1.1	7.0
Total	43.2	33.0

Operating expenses

Merchandise costs increased by 40.3% to HKD34.1 million (US$4.4 million) for the six months ended September 30, 2024 from HKD24.3 million for the six months ended September 30, 2023. The increase was in line with our increase in sales of products.

Selling, general and administrative expenses were HKD5.2 million (US$0.7 million) for the six months ended September 30, 2024, as compared to HKD1.8 million for the six months ended September 30, 2023. The increase is mainly due to rise in salaries and additional compensation for the audit committee and rise in transport and travelling expenses as well as in legal and professional fee relating to the Company’s initial public offering (the “IPO”).

Income from operations and margin

Overall income from operations decreased by 43.7% to HKD3.9 million (US$0.5 million) for the six months ended September 30, 2024 from HKD7.0 million for the six months ended September 30, 2023, primarily due to the increase in IPO relating expenses. Our overall gross profit margin decreased by 5.2% to 21.2% for the six months ended September 30, 2024 from 26.4% for the six months ended September 30, 2023, primarily due to the lower margin profiles of our new customers and less sales of tooling.

Net income

Net income decreased by 27.5% to HKD4.7 million (US$0.6 million) for the six months ended September 30, 2024 as compared to HKD6.4 million for the six months ended September 30, 2023. The decrease in net income was predominantly due to an increase in selling, general and administrative expenses.

About Raytech Holding Limited

Raytech Holding Limited is a Hong Kong-headquartered company with over 10 years of experience in the personal care electrical appliance industry. Through its operating subsidiary in Hong Kong, it sources and wholesales a diverse range of personal care electrical appliances ranging from hair styling, tooling, trimmer, eyelash curler, neck care, to nail care and other body and facial care appliances for international brand owners, providing integrated product design, production processing, and manufacturing solutions. For more information please visit: https://ir.raytech.com.hk/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may, "will, "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions, and other factors discussed in the “Risk Factors” section of the Company’s annual report on From 20-F filed with the SEC on July 30, 2024 and the Interim Report on Form 6-K for the six months ended September 30, 2024, filed with the U.S. Securities and Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214

RAYTECH HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

	As of March 31,	(Unaudited) As of September 30,
	2024	2024	2024
	HKD	HKD	US$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	35,885,666	81,047,102	10,431,712
Accounts receivable, net	14,557,523	13,476,241	1,734,550
Amount due from a director	145,166	–	–
Merchandise inventories, net	1,855,686	1,135,068	146,096
Taxes receivables	395,005	104,085	13,397
Prepayments	5,000	5,000	644
TOTAL CURRENT ASSETS	52,844,046	95,767,496	12,326,399

NON-CURRENT ASSETS
Property and equipment, net	–	–	–
Deferred initial public offering costs	5,252,768	–	–
Long-term deposits	16,200	16,200	2,085
TOTAL NON-CURRENT ASSETS	5,268,968	16,200	2,085
TOTAL ASSETS	58,113,014	95,783,696	12,328,484

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	732,340	1,098,929	141,445
Accounts payable - related party	24,278,340	20,418,181	2,628,059
Accruals	1,018,618	920,901	118,531
Contract liabilities	1,008,415	-	-
TOTAL CURRENT LIABILITIES	27,037,713	22,438,011	2,888,035

TOTAL LIABILITIES	27,037,713	22,438,011	2,888,035
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary Shares, US$0.00000625 par value, 8,000,000,000 Ordinary Shares authorized, 16,000,000 shares and 17,613,083 shares issued and outstanding as of March 31, 2024 and September 30, 2024, respectively(1)	783	862	110
Additional paid-in capital	99,217	37,717,487	4,854,683
Retained earnings	30,975,301	35,627,336	4,585,656
TOTAL SHAREHOLDERS’ EQUITY	31,075,301	73,345,685	9,440,449
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	58,113,014	95,783,696	12,328,484

RAYTECH HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	(Unaudited) For the Six Months ended September 30,
	2023	2024	2024
	HKD	HKD	US$
REVENUE
Sales of products	26,011,185	42,101,829	5,418,999
Sales of tooling	7,006,014	1,147,077	147,642
	33,017,199	43,248,906	5,566,641

OPERATING EXPENSES
Merchandise costs	(24,305,564)	(34,100,724)	(4,389,163)
Selling, general and administrative expenses	(1,751,531)	(5,229,459)	(673,093)
Total operating expenses	(26,057,095)	(39,330,183)	(5,062,256)

INCOME FROM OPERATIONS	6,960,104	3,918,723	504,385

OTHER INCOME (EXPENSE)
Interest income	615,405	1,431,474	184,248
Interest expense	(1,657)	–	–
Loss from foreign currency exchange	(16,334)	(407,242)	(52,417)
Total other income, net	597,414	1,024,232	131,831
INCOME BEFORE INCOME TAX PROVISION	7,557,518	4,942,955	636,216
PROVISION FOR INCOME TAXES	(1,139,449)	(290,920)	(37,445)
NET INCOME	6,418,069	4,652,035	598,771

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted(1)	16,000,000	17,613,083	17,613,083
EARNINGS PER SHARE
Basic and diluted	0.40	0.26	0.03

RAYTECH HOLDING LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	(Unaudited) For the Six Months ended September 30,
	2023	2024	2024
	HKD	HKD	US$
Cash flows from operating activities
Net income	6,418,069	4,652,035	598,771
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	2,928	-	-
Amortization of right-of-use asset	51,286	-	-
Loss from unrealized foreign currency translation	17,918	406,530	52,325
Changes in operating assets and liabilities
Accounts receivable, net	(654,485)	978,597	125,957
Merchandise inventories, net	(681,683)	720,618	92,752
Prepayments	54,000	-	-
Accounts payable	(150,807)	372,876	47,994
Accounts payable - related party	12,178,316	(3,694,385)	(475,511)
Accruals	(203,832)	(97,717)	(12,577)
Contract liabilities	(1,705,854)	(1,008,415)	(129,795)
Operating lease obligation	(52,344)	-	-
Taxes receivables	-	290,920	37,445
Taxes payables	1,139,449	-	-
Net cash provided by operating activities	16,412,961	2,621,059	337,361
Cash flows from investing activities
Repayment of amount due from a director	210,702	145,166	18,684
Net cash provided by investing activities	210,702	145,166	18,684
Cash flows from financing activities
Proceed from Initial Public Offering of shares	-	42,772,241	5,505,289
Deferred initial public offering cost	(257,702)	-	-
Net cash (used in)/from financing activities	(257,702)	42,772,241	5,505,289
Change in cash	16,365,961	45,538,466	5,861,334
Effect of foreign exchange on cash	35,039	(377,030)	(48,528)
Cash at the beginning of the period	21,362,580	35,885,666	4,618,906
Cash at the end of the period	37,763,580	81,047,102	10,431,712

Supplementary cash flow information
Cash paid for income tax	–	–	–
Cash paid for interest expense	–	–	–